UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

22 November 2022
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Trading Update - November 2022

Trading Update - November 2022

Key Highlights

●    Further growth in sales, EBITDA & margin
●    Resilient performance in an inflationary cost environment
●    Delivery supported by strength & resilience of integrated solutions strategy
Nine months ended 30 September1                   2022              Change
Sales                                                               $24.4bn            +13%
EBITDA                                                           $4.2bn            +14%
EBITDA Margin                                               17.1%            +10bps

●   Active & disciplined portfolio management; $3.0bn invested in solutions-focused acquisitions
●    Ongoing share buyback programme to return $1.2bn to shareholders in 2022
●    Strong & flexible balance sheet; net debt/EBITDA to be ~1x at year-end
●   Guidance confirmed; full-year EBITDA to be c.$5.5bn (2021: $5.0bn), well ahead of prior year

Albert Manifold, Chief Executive, said today:

"Notwithstanding a challenging and volatile cost environment, I am pleased to report further growth in sales, EBITDA and margin during the first nine months of the year. This performance reflects the resilience of our business and the benefits of our integrated and sustainable solutions strategy. The strength of our balance sheet combined with our relentless focus on disciplined capital allocation provides further opportunities to create value for all our stakeholders. Looking ahead to the remainder of the year we expect to deliver full-year EBITDA of approximately $5.5 billion representing another year of progress for the Group."

Announced Tuesday, 22 November 2022

1 Current and prior year trading information is presented on a continuing operations basis, excluding the results of the Building Envelope business which was divested in April 2022 and has been classified as a discontinued operation.

Trading Overview

Cumulative nine-month sales to the end of September amounted to $24.4 billion, an increase of 13% compared with the corresponding period in 2021. The positive momentum experienced in the first half of the year continued into the third quarter, driven by resilient demand, strong pricing and continued delivery from our integrated solutions strategy.

Third quarter sales in Americas Materials were underpinned by positive pricing initiatives across all lines of business, offsetting lower activity levels which were impacted by unfavourable weather in certain markets. Europe Materials experienced softer activity levels in Q3 amid a challenging energy cost backdrop. While adverse currency headwinds impacted overall sales, like-for-like2 sales were well ahead of 2021 driven by strong commercial management. Building Products delivered strong growth in Q3 led by good demand in utility infrastructure and outdoor living solutions, as well as strong contributions from recent acquisitions.

Sales change versus 2021	Americas Materials	Building Products	Europe Materials	Group
First half (H1)	+17%	+23%	+5%	+14%
Quarter 3 (Q3)	+19%	+36%	-9%	+13%
Nine months to September (9M)	+18%	+27%	0%	+13%

EBITDA for the cumulative nine-month period was $4.2 billion, 14% ahead of prior year reflecting strong commercial management and disciplined cost control. Nine-month EBITDA margin was ahead of 2021 despite significant cost headwinds.

EBITDA change versus 2021	Americas Materials	Building Products	Europe Materials	Group
First half (H1)	+12%	+54%	+4%	+21%
Quarter 3 (Q3)	+5%	+62%	-19%	+7%
Nine months to September (9M)	+8%	+57%	-6%	+14%

Sustainability

Sustainability is deeply embedded in all aspects of our business. Earlier this year, the Group announced an industry leading 25% reduction target in absolute CO2 emissions by 2030 which is certified by the SBTi3 and is aligned with our ambition to be a net-zero business by 2050. We have recently submitted an updated 2030 carbon reduction roadmap to SBTi for validation in line with the new 1.5°C framework. In addition, we continue to expand our offering of integrated sustainable solutions to address the needs of our customers, advancing circularity and innovating to create a more sustainable built environment.

Trading Outlook

Notwithstanding a challenging cost backdrop, based on current trading conditions and the momentum that we see across our businesses, we expect full-year EBITDA to be approximately $5.5 billion (2021: $5.0 billion). Looking ahead to 2023, despite the uncertain economic environment, we are well positioned in our core markets of North America and Europe to continue to deliver shareholder value through our integrated solutions strategy and our relentless focus on margin expansion, cash generation and returns enhancement.

2 Like-for-like movements exclude the impact of currency exchange, acquisitions and divestments.
3 Scope 1 & 2 emissions reduction target approved by the Science Based Targets initiative (SBTi).

Americas Materials

Nine-month sales for our Americas Materials Division were 18% ahead of the equivalent period in 2021 due to higher volumes in aggregates and asphalt, along with improved pricing across all lines of business. Nine-month EBITDA was 8% ahead of 2021 as a result of strong commercial management and disciplined cost control underpinned by our integrated solutions strategy.

Q3 sales were 19% ahead of 2021 and EBITDA was 5% ahead, a good performance amid a challenging cost environment and some weather disruption in certain regions.

Key Products in Brief

●
Aggregates: Volumes for the nine months were 1% ahead of 2021, with improved Q3 activity in our Great Lakes division and strong demand in South offsetting lower activity levels in West and Northeast. Average prices for the nine months were 10% ahead of prior year, with increases in all regions.

●
Asphalt: Nine-month volumes finished 6% ahead of 2021 bolstered by large projects. Commercial initiatives delivered pricing for the nine months 20% ahead of prior year, with increases across all regions.

●
Readymixed Concrete: Volumes for the nine months were 4% behind 2021, despite a strong performance in South supported by good residential demand and improved Q3 activity levels in Northeast and Great Lakes. Our West division experienced lower activity as a result of inclement weather. Pricing progress was achieved in all regions in the nine months; average prices were 14% ahead of prior year.

●
Paving and Construction Services: Nine-month sales in our paving and construction services business were 27% ahead of 2021 due to good commercial progress, strong execution of backlogs and large projects.

●
Cement: Nine-month sales were 12% ahead of 2021 with prices also 12% ahead offsetting slightly lower demand due to inclement weather in certain regions and lower activity levels in Canada.

Building Products

Nine-month sales were 27% ahead of 2021 (+12% on a like-for-like basis), reflecting good activity levels as demand for utility infrastructure and outdoor living solutions remained positive in addition to strong commercial management.

The strong momentum experienced in the first half of the year continued into Q3 with EBITDA 62% ahead of the same period in 2021 (+21% like-for-like). Nine-month EBITDA finished 57% ahead (+17% like-for-like), bolstered by the strong contribution of recent acquisitions and a continued focus on delivering value-added solutions to customers.

Key Products in Brief

●
Architectural Products: Nine-month sales and EBITDA were ahead, supported by the performance of recent acquisitions and pricing progress, partly offset by significant inflation in labour, materials and freight costs. The integration of Barrette is progressing well and trading is in line with expectations.

●
Infrastructure Products: Nine-month sales and EBITDA were well ahead of prior year in both North America and Europe, driven by continued strong demand for utility infrastructure solutions, pricing discipline and contribution from acquisitions.

●
Construction Accessories: Proactive pricing actions resulted in sales ahead of prior year in all regions as strong momentum from 2021 continued into 2022. EBITDA finished well ahead as good activity and commercial progress mitigated the impact of cost inflation.

Europe Materials

On a like-for-like basis, nine-month sales in Europe Materials were 13% ahead reflecting continued pricing progress across the business underpinned by our integrated solutions strategy. Like-for-like EBITDA was 6% ahead with commercial excellence and cost saving actions partially mitigating the significant impact of energy cost inflation. Overall results were impacted by currency exchange headwinds, resulting in nine-month sales in line with 2021 and EBITDA 6% behind.

Lower activity levels were experienced in Q3 amid softer residential demand and a difficult cost backdrop, which led to a decrease in Q3 EBITDA compared to prior year.

Key Markets in Brief

●
United Kingdom (UK) & Ireland: Nine-month sales in the UK finished ahead of 2021 with pricing improvements across all lines of business. When combined with performance improvement initiatives, EBITDA was also ahead. Ireland delivered improved sales and EBITDA in the first nine months of the year, due to strong pricing and improved activity levels.

●
Europe East (Poland, Ukraine, Romania, Hungary, Slovakia, Serbia and Croatia): Nine-month sales were ahead of prior year with strong activity levels, particularly in Poland, following mild weather earlier in the year and a continued focus on commercial excellence. Activity levels in Ukraine were impacted by the ongoing conflict and we continue to prioritise the assistance of our people during this challenging time. Overall, EBITDA finished ahead of prior year as good demand and pricing offset significant energy cost inflation.

●
Europe North (Finland, Germany and Switzerland): Nine-month sales were ahead in all countries as a result of higher pricing. Demand was impacted by competitive markets and higher energy costs resulted in EBITDA in line with 2021.

●
Europe West (France, Benelux, Denmark and Spain): Price increases across all products resulted in sales ahead of 2021, however EBITDA declined due to significant cost inflation in energy and raw materials.

●
Asia: Lower activity levels in the Philippines, following a pre-election ban on construction earlier in the year, resulted in sales slightly behind 2021 despite robust pricing. EBITDA declined due to lower activity levels and higher raw materials and energy costs.

Profit Before Tax Outlook

We expect full-year depreciation and amortisation expense to be broadly in line with prior year (2021: $1.7 billion).

The impact of divestments and non-current asset disposals from continuing operations in 2022 is expected to be behind 2021 (2021: $116 million gain).

The Group's share of profits from equity accounted entities is expected to be behind prior year (2021: $55 million) primarily due to the performance of the Group's associate in China where activity levels were impacted by ongoing COVID-19 restrictions.

Net finance costs are expected to be broadly in line with prior year (2021: $399 million) primarily due to higher average borrowing costs on debt offset by improved returns on deposits.

Taking each of these items into account together with our EBITDA expectations, we expect full-year profit before tax to be ahead of 2021 (2021: $3.1 billion).

Balance Sheet Expectations

Reflecting our year-to-date acquisition spend, increased capital expenditure and the continuation of the Group's share buyback programme, year-end net debt is expected to be approximately $5.2 billion (2021: $6.3 billion). Taking into account our full-year EBITDA guidance and our continued strong cash generation, our year-end net debt to EBITDA ratio is expected to be approximately 1x (2021: 1.2x).

Capital Allocation Update

Share Buyback Programme

As announced on 20 September 2022, reflecting our strong financial position and commitment to returning cash to shareholders, the Group continued its share buyback programme with a further tranche of a maximum consideration of $0.3 billion to be completed no later than 16 December 2022. In total, we expect to return c.$1.2 billion to shareholders in 2022 through our ongoing share buyback programme.

Investments and Divestments

Year-to-date the Group invested $3.0 billion on 21 acquisitions (including deferred and contingent consideration in respect of prior year acquisitions) and a further $0.3 billion on expansionary capital expenditure projects. On the divestment front, the Group completed seven transactions and realised total business and asset disposal proceeds of $3.7 billion, primarily relating to the proceeds from the Building Envelope divestment.

2022 Acquisitions

The Building Products Division completed six acquisitions in the United States (US) and one in Poland amounting to a total year-to-date spend of $2.5 billion. The largest acquisition was in our Architectural Products business where the Group completed its acquisition of Barrette, North America's leading provider of residential fencing and railing solutions. The Americas Materials Division also completed six bolt-on acquisitions in the US for a total spend of $0.4 billion, while the Europe Materials Division completed eight bolt-on acquisitions totaling $0.1 billion.

2022 Divestments and Disposals

The largest divestment in the period was the divestment of the Building Envelope business for cash proceeds of $3.5 billion (enterprise value of $3.8 billion including lease liabilities transferred), with a further six divestments completed across the Group realising total proceeds of $53 million. In addition to these business divestments, the Group realised proceeds of $66 million from the disposal of surplus property, plant and equipment and other non-current assets.

CRH will report its preliminary results for the full-year 2022 on Thursday, 2 March 2023.

CRH plc will host an analysts' conference call at 08:30 GMT on Tuesday, 22 November 2022 to discuss the Trading Update. Registration for this call can be made here. A recording of the conference call will be available on the Results & Presentations page of the CRH website.

Contact CRH at +353 1 404 1000

Albert Manifold            Chief Executive

Jim Mintern                   Finance Director

Frank Heisterkamp        Director of Capital Markets & ESG

Tom Holmes                  Head of Investor Relations

About CRH

CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading building materials business in the world, employing c.73,000 people at c.3,200 operating locations in 29 countries. It is the largest building materials business in North America and in Europe and also has regional positions in Asia. CRH manufactures and supplies a range of integrated building materials, products and innovative end-to-end solutions which can be found throughout the built environment in a wide range of construction projects from major public infrastructure to homes and commercial buildings. A Fortune 500 company, CRH is a constituent member of the FTSE 100 Index, the EURO STOXX 50 Index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH is ranked among sector leaders by Environmental, Social and Governance (ESG) rating agencies. CRH's American Depositary Shares are listed on the NYSE. For more information visit www.crh.com

Disclaimer / Forward-Looking Statements

In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the "Company"), and its subsidiaries (collectively, "CRH" or the "Group") is providing the following cautionary statement.

This document contains statements that are, or may be deemed to be forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH. These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "anticipates", "should", "could", "would", "targets", "aims", "may", "continues", "expects", "is expected to", "estimates", "believes", "intends" or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

In particular, the following statements, among others, are all forward looking in nature: plans and expectations regarding margin expansion, cash generation, demand, trading conditions, economic environment, and costs; plans and expectations regarding enhancing returns for shareholders, including expectations regarding share buybacks; plans and expectations regarding CRH's pre-tax profit, balance sheet, EBITDA, leverage, capital expenditure, depreciation and amortisation expense, net debt, finance costs, the effect of acquisitions on CRH's results, divestments and non-current asset disposals; and plans and expectations regarding CRH's decarbonisation target and delivery of sustainable solutions and products.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company's current expectations and assumptions as to such future events and circumstances that may not prove accurate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, and which include, among other factors: economic and financial conditions generally in various countries and regions where we operate, including macroeconomic volatility; the pace of growth in the overall construction and building materials sector; demand for infrastructure, residential and non-residential construction in our geographic markets; increased competition and its impact on prices; increases in energy and/or raw materials costs, including due to supply chain disruptions and constraints; adverse changes to laws and regulations; approval or allocation of funding for infrastructure programmes; adverse political developments in various countries and regions, including the ongoing geopolitical conflict in Ukraine; failure to complete or successfully integrate acquisitions; the duration of the COVID-19 pandemic; weather conditions; and other factors discussed elsewhere in this report, as well those factors discussed under "Risk factors" in the Company's 2021 Annual Report and Form 20-F as filed with the US Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007 (as amended).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 22 November 2022
By:___/s/Neil Colgan___
N.Colgan
Company Secretary